Exhibit 4.1

Description of Dime Community Bancshares, Inc. Securities

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “Dime Community Bancshares,” the “Company,” “we,” “us,” “our” or similar references mean Dime Community Bancshares, Inc.

Description of Common Stock

We are authorized to issue 90,000,000 shares of capital stock, 80,000,000 of which are shares of common stock, par value of $0.01 per share, and 10,000,000 of which are shares of preferred stock, par value of $0.01 per share. Each share of common stock has the same relative rights as, and is identical in all respects to, each other share of common stock. All of our shares of common stock are duly authorized, fully paid and nonassessable.

Dividends

The holders of our common stock are entitled to receive and share equally in such dividends, if any, declared by the Board of Directors out of funds legally available therefor. Under the New York Business Corporation Law, we may pay dividends on our outstanding shares except when the Company is insolvent or would be made insolvent by the dividend. In addition, we may pay dividends and other distributions either (1) out of surplus, so that our net assets remaining after such payment or distribution shall at least equal the amount of our stated capital, or (2) if we have no such surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year; provided, that, if our capital is less than the aggregate amount of the stated capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets, we may not pay dividends out of such net profits until the deficiency in the amount of stated capital represented by the issued and outstanding shares of all classes having a preference upon the distribution of assets shall have been repaired. Under the terms of the Company’s 5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A, unless full dividends for the most recently completed preferred stock dividend period on all outstanding shares of preferred stock have been declared and paid in full or declared or a sum sufficient for the payment thereof has been set aside, dividends may not be paid to the holders of our common stock (except for stock dividends and a dividend in connection with a stockholders’ rights plan).

Voting Rights

The holders of our common stock are generally entitled to one vote per share.

Board of Directors

Our bylaws provide that the Board of Directors must consist of not less than five nor more than 25 directors, the exact number to be determined by resolution of a majority of the full Board of Directors. The members of the Board of Directors are elected on an annual basis. Directors are elected by a plurality of the votes cast by shareholders present at the annual shareholders’ meeting, or if the annual meeting is not held, at a special meeting called for the purpose of the election of directors. Holders of our common stock are not entitled to cumulate their votes in the election of directors.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of our common stock would be entitled to receive, after payment or provision for payment of all our debts and liabilities and the holders of any preferred stock, all of our assets available for distribution.

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No Preemptive or Redemption Rights

Holders of our common stock are not entitled to preemptive rights with respect to any shares that may be issued. The common stock is not subject to redemption.

Certain Provisions in Our Certificate of Incorporation, Our Bylaws, and Applicable Laws and Regulations

Our certificate of incorporation, our bylaws, and applicable federal and New York laws and regulations contain a number of provisions relating to corporate governance and rights of shareholders that might have the effect of delaying, deferring or preventing a change in control of the Company. Such provisions are listed below.

Provisions in our Certificate of Incorporation and Bylaws

Prohibition of Cumulative Voting. Our shareholders are not entitled to cumulative voting in the election of directors.

Restrictions on Call of Special Meetings. Our bylaws provide that special meetings of stockholders can be called by the Board of Directors.

Amendments to Certificate of Incorporation. Our certificate of incorporation provides that certain provisions may only be amended by the approval of 75% of the shares entitled to vote on such amendment, unless such amendment has been approved by an affirmative vote of 75% of directors then in office.

Business Combinations Involving Interested Shareholders. Our certificate of incorporation provides that an “interested shareholder” (a person who owns or an affiliate or associate of the Company who has owned in the previous two-year period more than 5% of the Company’s common stock) may engage in a business combination with the Company (i) if approved by the affirmative vote of not less than 75% of the votes entitled to be cast by the holders or (ii) (a) if approved by 75% or more of the continuing directors and (b) the per share value of the consideration for the transaction is equal to the higher of the highest per share price paid by the interested shareholder in acquiring Company common stock in the preceding two years and the fair market value per share of common stock on the date on which the interested shareholder became an interested shareholder.

Evaluation of Offers. Our certificate of incorporation provides that the Board of Directors may, in the context of opposing a tender offer, take into account (i) the social and economic effects of the offer or transaction on the employees, depositors, loan and other customers, creditors, shareholders and other elements of the communities in which we operate or are located, (ii) the reputation and business practices of the offeror and its management and affiliates, and (iii) the business and financial condition and earnings prospects of the offer or, including the possible effect of such conditions on the other elements of the communities in which we operate or are located.

Federal Laws and Regulations

The Bank Holding Company Act generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. “Control” is generally defined as ownership of 25% or more of the voting stock or other exercise of a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. Under a rebuttable presumption established by the Federal Reserve, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as us, could constitute acquisition of control of the bank holding company.

New York Business Corporation Law

The business combination provisions of the New York Business Corporation Law could prohibit or delay mergers or other takeovers or change in control attempts with respect to the Company and, accordingly, may

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discourage attempts to acquire the Company. In general such provisions prohibit an “interested shareholder” (i.e., a person who owns 20% or more of our outstanding voting stock) from engaging in various business combination transactions with our company, unless (a) the business combination transaction, or the transaction in which the interested shareholder became an interested shareholder, was approved by the Board of Directors prior to the interested shareholder's stock acquisition date, (b) the business combination transaction was approved by the disinterested shareholders at a meeting called no earlier than five years after the interested shareholder's stock acquisition date, or (c) if the business combination transaction takes place no earlier than five years after the interested stockholder's stock acquisition date, the price paid to all the stockholders under such transaction meets statutory criteria.

Description of Series A Preferred Stock

Our certificate of incorporation authorizes the Board of Directors, without further stockholder action, to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, in series, and to fix the designation, powers, preferences, and rights of the shares of such series and any qualifications, limitations, or restrictions thereof, without further vote or action by the Company’s stockholders. The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the shares of common stock, without a vote of the holders of the preferred stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any preferred stock designation. The Company has issued shares of its 5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, with a liquidation preference of $25.00 per share (which we refer to below as the “preferred stock”).

Dividends

Holders of the preferred stock are entitled to receive, when, as and if declared by the Board of Directors, out of assets legally available for payment of dividends under New York law, non-cumulative cash dividends based on the liquidation preference of the preferred stock at a rate equal to 5.50% per annum for each “Dividend Period,” which is the period from and including a dividend payment date to but excluding the next dividend payment date. Dividends payable on the preferred stock will be computed on the basis of a 360-day year consisting of twelve 30-day months. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. If declared by the Board of Directors, the Company will pay dividends on the preferred stock quarterly, in arrears, on February 15, May 15, August 15 and November 15 of each year, or the next business day thereafter. No dividends on the preferred stock will be declared, paid or set aside to the extent such act would cause us to fail to comply with any applicable laws and regulations, including applicable capital adequacy rules of any appropriate federal banking regulator or agency.

Dividends on the preferred stock are not cumulative. If the Board of Directors does not declare a dividend on the preferred stock in respect of a Dividend Period, then no dividend will be deemed to have accrued for such Dividend Period, be payable on the applicable dividend payment date, or be cumulative, and the Company will have no obligation to pay any dividend for that Dividend Period, whether or not the Board of Directors declares a dividend on the preferred stock for any future Dividend Period.

So long as any shares of preferred stock are outstanding, unless, in each case, the full dividends for the most recently completed Dividend Period on all outstanding shares of preferred stock have been declared and paid in full or declared or a sum sufficient for the payment thereof has been set aside:

1.	no dividend shall be declared or paid or set aside for payment on any Junior Stock (as defined below) (other than (i) a dividend payable solely in Junior Stock, or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan),

2.	no shares of Junior Stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) as a result of a reclassification of Junior Stock for or into other

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Junior Stock, (ii) the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock, (iv) purchases, redemptions or other acquisitions of shares of Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (v) purchases of shares of Junior Stock pursuant to a contractually binding requirement to buy Junior Stock existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, or (vi) the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Company; and

3.	no shares of Parity Stock (as defined below) shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (i) pursuant to offers to purchase all or a pro rata portion of the preferred stock and such Parity Stock, (ii) as a result of a reclassification of Parity Stock for or into other Parity Stock, (iii) the exchange or conversion of one share of Parity Stock for or into another share of Parity Stock or Junior Stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock, (v) purchases, redemptions or other acquisitions of shares of Parity Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (vi) purchases of shares of Parity Stock pursuant to a contractually binding requirement to buy Parity Stock existing prior to the preceding Dividend Period, including under a contractually binding stock repurchase plan, or (vii) the purchase of fractional interests in shares of Parity Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged) nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by the Company.

When dividends are not paid in full upon the shares of the preferred stock and any Parity Stock, if any, all dividends declared upon shares of the preferred stock and any Parity Stock, if any, will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio that accrued dividends for the then-current per share on the preferred stock, and accrued dividends, including any accumulations, on any Parity Stock, bear to each other. No interest shall be payable in respect of any dividend payment on the preferred stock that may be in arrears.

As used in this description of the preferred stock, “Junior Stock” means the Company’s common stock and any other class or series of stock hereafter authorized over which the preferred stock has preference or priority in the payment of dividends and/or in the distribution of assets upon any liquidation, dissolution or winding up of the Company. “Parity Stock” means any other class or series of Company stock that ranks equally with the preferred stock in the payment of dividends and/or in the distribution of assets upon any liquidation, dissolution or winding up of the Company. “Senior Stock” means any other class or series of Company stock ranking senior to the preferred stock with respect to payment of dividends and/or the distribution of assets upon liquidation, dissolution or winding up of the Company.

Subject to the considerations described above, dividends (payable in cash, stock or otherwise) may be declared and paid on the Company’s common stock and any other stock ranking equally with or junior to the preferred stock, from time to time out of any assets legally available for such payment, and the holders of the preferred stock shall not be entitled to participate in any such dividend.

Preemptive Rights

The holders of the preferred stock do not have any preemptive rights with respect to any shares of the Company’s capital stock or any of its other securities convertible into or carrying rights or options to purchase any such capital stock.

Conversion Rights

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The preferred stock is not convertible into or exchangeable for any other of the Company’s property, interests or any other class or series of securities.

Redemption

The preferred stock is not subject to any mandatory redemption, sinking fund or other similar provisions. The Company may redeem the preferred stock at our option, in whole or in part, from time to time, on or after June 15, 2025, subject to approval of the appropriate federal banking agency, at a redemption price equal to $25 per share, plus declared and unpaid dividends for prior Dividend Periods and any accrued but unpaid (whether or not declared) dividends for the then current Dividend Period to, but excluding, the redemption date. The holders of preferred stock do not have the right to require the redemption or repurchase of the preferred stock.

The Company may also redeem shares of the preferred stock at any time within 90 days following a “Regulatory Capital Treatment Event” (as defined below), in whole but not part, subject to the approval of the appropriate federal banking agency, at a redemption price equal to $25 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends for prior Dividend Periods and any accrued but unpaid (whether or not declared) dividends for the then-current Dividend Period to but excluding the redemption date. A “Regulatory Capital Treatment Event” means the Company’s good faith determination that, as a result of (i) any amendment to, or change in (including any announced prospective change), the laws or regulations of the United States or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the preferred stock; (ii) any proposed change in those laws or regulations that is announced after the initial issuance of the preferred stock; or (iii) final official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is made, adopted, approved, announced or becomes effective after the initial issuance of the preferred stock, there is more than an insubstantial risk that the Company will not be entitled to treat the full liquidation value of the shares of preferred stock then outstanding as “additional tier 1 capital” (or its equivalent) for purposes of the capital adequacy guidelines of Federal Reserve Regulation Y (or, as and if applicable, the capital adequacy guidelines or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any preferred stock is outstanding.

Our certificate of incorporation set forth the procedures for redemption. Subject to the provisions therein, the Board of Directors may prescribe the terms and conditions upon which shares of preferred stock are redeemed from time to time.

Any redemption of the preferred stock is subject to receipt of any required prior approval of the Federal Reserve and to the satisfaction of any conditions set forth in the capital guidelines or regulations of the Federal Reserve applicable to redemption of the preferred stock.

Liquidation Rights

In the event of our liquidation, dissolution, or winding up, the holders of the preferred stock would be entitled to receive a liquidating distribution of $25 per share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends, after satisfaction of liabilities to creditors and subject to the rights of holders of any securities ranking senior to the preferred stock but before the Company makes any distribution of assets to the holders of the Company’s common stock or any other class or series of shares ranking junior to the preferred stock. If the Company’s assets are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of the preferred stock and all holders of Parity Stock, the amounts paid to the holders of preferred stock and any Parity Stock will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. Holders of the preferred stock will not be entitled to any other amounts from the Company after they have received their full liquidating distribution (including declared and unpaid dividends). Claims of holders of the preferred stock would be subordinate to all of the Company’s indebtedness, including any subordinated debt securities, and to other non-equity claims on the Company and its assets, including any interests held by the United States government.

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The merger or consolidation of the Company with any other entity or by another entity with or into the Company will not constitute a liquidation, dissolution or winding up of the Company. If the Company enters into any merger or consolidation transaction with or into any other entity and the Company is not the surviving entity in such transaction, the preferred stock may be converted into shares of the surviving or successor corporation, or its parent company, with terms that are substantially similar to the terms of the Company’s preferred stock.

Voting Rights

Except as provided below, the holders of the preferred stock have no voting rights.

Right to Elect Two Directors Upon Nonpayment.   If the Company fails to pay, or declare and set apart for payment, dividends on outstanding shares of the preferred stock or any other series of our preferred stock for six quarterly Dividend Periods, whether or not consecutive, the holders of shares of the preferred stock will have the right, voting as a class with holders of any other voting Parity Stock, to vote for the election of two additional members of the board of directors of the Company to hold office for a term of one year (the “Preferred Directors”) at a special meeting called at the request of the holders of record of at least 20% of the aggregate voting power of the preferred stock or any other series of Parity Stock (unless such request is received less than 90 days before the date fixed for the Company’s next annual or special meeting of the stockholders, or if no such request is made, in either event such election shall be held at such next annual or special meeting of the stockholders). Upon payment, or declaration and setting apart for payment, in full, the terms of the two Preferred Directors will terminate, and the number of the Company’s directors will be reduced by two, and the voting right of the holders of the preferred stock (and holders of any other equally ranked series of our preferred stock that have similar voting rights) will cease, subject to increase in the number of directors as described above and to revesting of such voting right in the event of each and every additional failure in the payment of dividends for six quarterly Dividend Periods, or their equivalent, whether or not consecutive, as described above.

Any Preferred Director may be removed and replaced at any time, with cause as provided by law or without cause by the affirmative vote of the holders of the preferred stock voting together as a class with the holders of voting Parity Stock, to the extent the voting rights of such holders described above are then exercisable. Any vacancy created by removal with or without cause may be filled only as described in the preceding sentence. If the office of any Preferred Director becomes vacant for any reason other than removal, the remaining Preferred Director may choose a successor who will hold office for the unexpired term in respect of which such vacancy occurred. In addition, if and when the rights of holders of the preferred stock terminate for any reason, including under circumstances described above under “—Redemption,” such voting rights will terminate along with the other rights (except, if applicable, the right to receive the redemption price plus any declared and unpaid dividends), and the terms of any Preferred Directors will terminate automatically and the number of directors will be reduced by two, assuming that the rights of holders of voting Parity Stock have similarly terminated.

Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities. A company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over the Company, will be subject to regulation as a bank holding company under the Bank Holding Company Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the Bank Holding Company Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.

Other Voting Rights.   So long as any shares of preferred stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of the voting power of all outstanding shares of the

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preferred stock and any voting Parity Stock, voting together as a single class of the Company’s capital stock, will be required to authorize or increase the authorized amount of, or issue or create shares of, any class or series of Senior Stock, or reclassify any authorized capital stock into any such shares of Senior Stock, or issue any obligation or security convertible into or evidencing the right to purchase any such shares of Senior Stock.

So long as any shares of preferred stock remain outstanding, the affirmative vote or consent of the holders of at least two-thirds of the voting power of all outstanding shares of the preferred stock, voting together as a separate class of the Company’s capital stock, will also be required to:

●	amend, alter or repeal any provision of our certificate of incorporation, including by merger, consolidation or otherwise, so as to adversely affect the powers, preferences, privileges or rights of the preferred stock, taken as a whole; provided, however, that any increase in the amount of the authorized or issued preferred stock or common stock, or the creation and issuance or an increase or decrease in the authorized or issued amount of any other series of capital stock ranking equally with or junior to the preferred stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) or the distribution of assets upon liquidation, dissolution or winding up of the Company, will not be deemed to adversely affect the powers, preferences, privileges or rights of the preferred stock; or

●	consummate a binding share exchange or reclassification involving the preferred stock, or a merger or consolidation of the Company with or into another entity, unless (i) the shares of preferred stock remain outstanding or are converted into or exchanged for preference securities of the new surviving entity, and (ii) the shares of the remaining preferred stock or new preferred securities have terms that are substantially similar to the terms of the preferred stock.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of preferred stock been redeemed. In exercising the voting rights described above or when otherwise granted voting rights by operation of law or by the Company, each share of preferred stock will be entitled to one vote.

If the Company redeems or calls for redemption all outstanding shares of preferred stock and irrevocably deposits in trust sufficient funds to effect such redemption, at or prior to the time when the act with respect to which such vote would otherwise be required or upon which the holders of the preferred stock will be entitled to vote will be effected, the voting provisions described above will not apply.

Voting Rights under New York Law. New York law provides that, notwithstanding any provision in the certificate of incorporation, the holders of preferred stock have the right to vote separately as a class on any amendment to the Company’s certificate of incorporation that would reduce the par value of the preferred shares, change the authorized preferred shares into a different number of shares of the same class or into one or more classes or series, or to fix, change or abolish the designation of or any of the relative rights, preferences and limitations of the shares, including any provisions in respect of any undeclared dividends, whether or not cumulative or accrued, or the redemption of any shares, or any sinking fund for the redemption or purchase of any shares, or any preemptive right to acquire shares or other securities.

Other Preferred Stock

The Company’s authorized capital stock includes 10,000,000 shares of our preferred stock, $0.01 par value. Our Board of Directors is authorized without further stockholder action to cause the issuance of additional shares of preferred stock, in addition to the 5.50% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A. Any additional preferred stock may be issued in one or more series, each with preferences, limitations, designations, conversion or exchange rights, voting rights, dividend rights, redemption provisions, voluntary and involuntary liquidation rights and other rights as the Board of Directors may determine at the time of issuance.

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